UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Sasol Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(State or otherjurisdiction of incorporation or organization)

001-31615
(Commission File Number)

N/A

(IRS Employer Identification No.)

1 Sturdee Avenue, Rosebank 2196, South Africa
(Address of principal executive offices)

N/A
(Zip Code)

Michelle du Toit, Senior Vice President: Governance, Compliance and Ethics
Tel. No. +27 11 441 3359
(Name and telephone number, including area code, of the person to contact in connection with this report.)


Check the appropriate box to indicate the rule pursuant to which this form is being filed,and provide the period to which the information in this form applies:


  X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.


Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure

Sasol conducted in good faith a reasonable country of origin inquiry that it believes was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the "Covered Countries"), for the period
January 1, 2015 to December 31, 2015. The minerals considered were columbite-tantalite (source of tantalum), cassiterite (source of tin), gold and wolframite (source of tungsten).

It was determined that certain products manufactured by Sasol Limited and its consolidated subsidiaries
(together, "Sasol"), or which Sasol contracted to be manufactured, contained tin which are necessary to the functionality or production of such products.

Sasol's supply chain tiers are far removed from mining activities, with no direct business relationship with mines or metal processing facilities. In order to conduct its reasonable country of origin inquiry, Sasol identified first-tier suppliers that supply Sasol goods containing Conflict Minerals used in, and necessary to the functionality or production of, products manufactured by Sasol or products that Sasol contracted to be manufactured. Sasol obtained written declarations from these suppliers as to the country of origin of the Conflict Minerals. These declarations, which Sasol believes to be reasonably reliable, indicated that the Conflict Minerals originated in countries other than the Covered Countries.

Therefore, based on its reasonable country of origin inquiry, Sasol has determined that it has no reason to believe that its necessary Conflict Minerals may have originated in the Covered Countries.

This Conflict Minerals Disclosure is also available on Sasol's website at: www.sasol.com.


Item 1.02	Exhibit
Not applicable.


Section 2 - Exhibits
Item 2.01	Exhibits
Not applicable.


SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED


By: 	/s/ Michelle du Toit
	Name: Michelle du Toit
	Title:	Senior Vice President: Governance,
	Compliance and Ethics


Date:	May 31, 2016